SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB [ ] Form N-SAR

For  the  Period  Ended:  June  30,  2004

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  N-SAR
[  ]  Transition  Report  on  Form  11-K

For  the  Transition  Period  Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full  Name  of  Registrant:  ALPHA  WIRELESS  BROADBAND,  INC.

Former  Name,  if  Applicable:  INTERNET  BUSINESS  INTERNATIONAL,  INC.

Address  of  Principal  Executive  Office  (Street  and  Number):

10120  South  Eastern  Avenue,  Suite  200,  Henderson,  Nevada,  89052

                       PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
12b-25(c)  has  been  attached  if  applicable)


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                              PART III - NARRATIVE

The Registrant is in the process of compiling information for the fiscal year ended June 30, 2004 for the Form 10-KSB, all of which information has not yet been received.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                                 Albert R. Reda
                                  775-588-2387

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes  [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]  Yes  [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Internet Business International, Inc. has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           INTERNET BUSINESS INTERNATIONAL, INC.

Dated:  September  28,  2004               By: /s/  Albert  R.  Reda
                                               Albert  R.  Reda


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